Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

PROJECTNY

and

PERFECT CORP.

Dated as of July 10, 2026

AGREEMENT AND PLAN OF MERGER, dated as of July 10, 2026 (this “Agreement”), between ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and Perfect Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “CICA”), Merger Sub and the Company will enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the CICA) (the “Surviving Company”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the special committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and the Plan of Merger, (ii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company at the Shareholders Meeting (as defined below);

WHEREAS, the board of directors of Merger Sub has (i) approved the execution, delivery and performance by Merger Sub of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (ii) declared it advisable for Merger Sub to enter into this Agreement and the Plan of Merger and consummate the Transactions, including the Merger;

WHEREAS, Ms. Alice H. Chang (the “Chairwoman”), and her controlled entities GOLDEN EDGE CO., LTD., DVDonet.com. Inc. and World Speed Company Limited (collectively, the “Chairwoman Parties”), and CyberLink International Technology Corp. (“CIT,” together with the Chairwoman Parties, the “Consortium Members” and each a “Consortium Member”), entered into a consortium agreement, dated as of March 18, 2026 (the “Consortium Agreement”), providing that, among other things, the Consortium Members will vote their Shares (as defined below) in favor of this Agreement and the Transactions, including the Merger;

WHEREAS, as an inducement to the Company’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the Chairwoman Parties and Merger Sub have executed and delivered a voting and support agreement, dated as of the date hereof (the “Chairwoman Support Agreement”) and (ii) CIT and Merger Sub have executed and delivered a voting and support agreement, dated as of the date hereof (the “CyberLink Support Agreement” and, together with the Chairwoman Support Agreement, the “Support Agreements”), pursuant to which, among other things, each Continuing Shareholder has agreed, upon the terms and subject to the conditions of the respective Support Agreement, (A) to vote all Shares held directly or indirectly by such Continuing Shareholder, together with any Shares acquired (whether beneficially or of record) by such Continuing Shareholder after the date hereof and prior to the Effective Time in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (B) to receive no cash consideration for such Continuing Shareholder’s Continuing Shares, which shall not be cancelled in the Merger and shall remain outstanding and continue to exist without interruption as ordinary shares of the Surviving Company at the Effective Time in accordance with this Agreement; and in connection with and upon the execution and delivery of the CyberLink Support Agreement, CIT and the Chairwoman Parties have entered into that certain Termination Agreement, dated as of the date hereof, pursuant to which the Consortium Agreement, dated as of March 18, 2026, was terminated in its entirety.

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Chairwoman (the “Guarantor”) has executed and delivered a limited guarantee in favor of the Company, dated as of the date hereof (as may be amended from time to time, the “Limited Guarantee”), to guarantee the due and punctual performance and discharge of certain payment obligations of Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1     The Merger. Upon the terms of this Agreement and subject to the conditions set forth in Article VII, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, Merger Sub will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company under the Laws of the Cayman Islands.

Section 1.2     Closing; Closing Date. Unless this Agreement shall have been terminated pursuant to Section 8.1, and unless otherwise mutually agreed in writing between the Company and Merger Sub, the closing for the Merger (the “Closing”) shall take place remotely by conference call and electronic exchange of documents and signatures on a date to be specified by the Company and Merger Sub (the “Closing Date”), which shall be no later than the fifteenth (15th) Business Day immediately following the day on which the last conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement.

Section 1.3     Effective Time. On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and the parties shall file the Plan of Merger and other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA. The Merger shall become effective at the time when it is registered by the Registrar of Companies of the Cayman Islands or at such later date as may be specified in the Plan of Merger in accordance with the CICA (the “Effective Time”).

Section 1.4     Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall vest in the Surviving Company and the Surviving Company shall be liable for and subject in the same manner as the Company and Merger Sub to all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA.

Section 1.5     Memorandum and Articles of Association of Surviving Company. At the Effective Time, in accordance with the Plan of Merger, the Surviving Company shall adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, except that (a) all references therein to the name of the Surviving Company shall be amended to “Perfect Corp.”; (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.5(a).

Section 1.6     Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time or such other persons as designated by Merger Sub shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Merger Sub prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II
EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1     Effect of Merger on Issued Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any securities of the Company:

(a)        each Class A ordinary share, par value US$0.10 per share, of the Company (each, a “Class A Ordinary Share”, and collectively, the “Class A Ordinary Shares”) and each Class B ordinary share, par value US$0.10 per share, of the Company (each, a “Class B Ordinary Share”, and collectively, the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Shares”), other than the Dissenting Shares, the Continuing Shares and the Excluded Shares, shall be cancelled and cease to exist in consideration for the right to receive US$2.00 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.4;

(b)         each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.3 and thereafter represent only the right to receive the applicable payments set forth in Section 2.3;

(c)        each Continuing Shareholder shall not have the right to receive the Per Share Merger Consideration in respect of its Continuing Shares and instead, each Continuing Share issued and outstanding immediately prior to the Effective Time shall not be cancelled and shall remain issued and outstanding and continue to exist without interruption as one validly issued, fully paid and non-assessable ordinary share, par value US$0.10 per share, of the Surviving Company (each, a “Surviving Company Share”, and collectively, the “Surviving Company Shares”); such Surviving Company Shares shall constitute the only issued and outstanding share capital of the Surviving Company at the Effective Time, which shall be reflected in the register of members of the Surviving Company;

(d)        each Excluded Share shall by virtue of the Merger and without any action on the part of its holder, be cancelled and cease to exist, without payment of any consideration or distribution therefor;

(e)        each warrant to purchase Shares outstanding immediately prior to the Effective Time (each, a “Company Warrant” and collectively, “Company Warrants”) shall, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders thereof, be treated in the manner set forth in the Warrant Agreement; and

(f)        each ordinary share, par value US$0.10 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, without payment of any consideration or distribution therefor.

Section 2.2     Share Incentive Plans and Outstanding Company Options.

(a)        At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plans and any and all award agreements applicable to the Company’s Share Incentive Plans, (ii) cancel each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and (iii) otherwise effectuate the provisions of this Section 2.2. As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company shall pass any resolutions and take any actions reasonably necessary to effect the provisions of this Section 2.2. From and after the Effective Time, Surviving Company shall not be required to issue Shares, other share capital of the Surviving Company or any other consideration (other than as required by this Section 2.2) to any person pursuant to or in settlement of any Company Option. Promptly following the date hereof, the Company shall deliver written notice to each holder of a Company Option informing such holder of the treatment of its Company Options contemplated by this Section 2.2.

(b)        Each former holder of a Company Option that is cancelled at the Effective Time (whether vested or unvested) shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c)        As of the Effective Time, all Company Options shall be terminated and cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the cash payment as provided in this Section 2.2.

Section 2.3     Dissenting Shares.

(a)        Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA.

(b)        For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have not exercised or perfected or who effectively shall have withdrawn or lost their dissenter rights of such Shares under Section 238 of the CICA shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be cancelled and cease to exist as of the Effective Time and (iii) be converted at the later of (x) the Effective Time, and (y) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.4.

(c)        The Company shall give Merger Sub (i) prompt notice of any notices of objection, notices of approvals, notices of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Merger Sub, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands. For the avoidance of doubt, nothing in this Section 2.3 shall prevent the Company from controlling the defense, settlement or prosecution of any Action commenced against it or any of its directors, officers or affiliates, relating to this Agreement or the Transaction.

(d)        In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICA, the Company shall serve written notice of the authorization and approval of the Merger on such shareholders pursuant to Section 238(4) of the CICA within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders Meeting.

Section 2.4     Exchange of Share Certificates, etc.

(a)        Paying Agent. On or around the date when the Requisite Company Vote is obtained and prior to the Closing, Merger Sub shall appoint a bank or trust company that may be designated by Merger Sub and is reasonably acceptable to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.1(a), Section 2.1(e), Section 2.2 and Section 2.3(b) (in the case of Section 2.3(b), when ascertained) (collectively, the “Merger Consideration”). On or prior to the Effective Time, the Company shall use its best efforts to deposit, or cause to be deposited, with the Paying Agent Available Cash in an amount equal to or exceeding the Required Available Cash Amount, provided that the Company shall not be obligated to deposit any portion of the Required Available Cash Amount to the extent such deposit will render the Company to be insolvent immediately after the deposit or such deposit will deprive the Company of a level of working capital reasonably determined by the Company in good faith to be required to conduct its business in the ordinary course; provided further that if the Closing does not occur within three (3) Business Days following such deposit by the Company, Merger Sub shall cause the Paying Agent to immediately return an amount equal to the Available Cash so deposited to the Company. For the avoidance of doubt, the Company will have no liability to Merger Sub, including any obligation to pay any termination fee or other contractual damages, if the Required Available Cash Amount becomes unavailable for any reason (a “Shortfall”). In the event of a Shortfall, Merger Sub shall deposit, or cause to be deposited, with the Paying Agent cash in an amount sufficient to fund, in aggregate with the cash deposited by the Company, (i) the payment of the Merger Consideration at the Effective Time and, in the case of payments pursuant to Section 2.3(b), when ascertained and (ii) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby, including all amounts payable pursuant to Section 2.1(e) and Section 2.2 at the Effective Time, and all related fees and expenses associated therewith (collectively, such cash being hereinafter referred to as the “Exchange Fund”);

(b)        Exchange Procedures. As promptly as practicable after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.1(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Merger Sub and the Company, and shall specify the manner in which the Per Share Merger Consideration shall be paid out of the Exchange Fund to registered holders of Shares and contain such other provisions as Merger Sub and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.4(c)) or any steps to be taken in respect of non-certificated Shares represented by book entry (the “Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.4(c)) or any documents required in respect of Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.4(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares so cancelled (whether certificated Shares represented by a Share Certificate (or in respect of which an affidavit and indemnity of loss in lieu of the Share Certificate has been given as provided in Section 2.4(c)) or Uncertificated Shares) multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.4(i), and all such cancelled Shares shall be recorded as cancelled in the register of members of the Company at the Effective Time, and the Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash payable upon due surrender of the applicable Share Certificate may be issued to such transferee if any Share Certificates that, immediately prior to the Effective Time, represented such Shares are presented to the Paying Agent and are accompanied by all documents reasonably required to evidence and effect such transfer (including a proper form of transfer duly signed by the person in whose name the surrendered Share Certificate is registered (as transferor), in favor of the person to whom the payment is requested to be made (as transferee)) and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)        Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.1(a).

(d)        Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details. A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Dissenting Shareholders and holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e)        Adjustments to Merger Consideration. The Per Share Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, share subdivision, reverse share split, share consolidation, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares (but excluding any change that results from any exercise of Company Options to purchase Shares or the vesting of any Company Options) occurring on or after the date hereof and prior to the Effective Time to provide the holders of Shares, Company Options and Company Warrants the same economic effect as contemplated by this Agreement prior to such event.

(f)         Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Merger Sub or, after the Effective Time, the Surviving Company in and only in (a) obligations of or guaranteed by the United States of America, (b) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (c) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion, or a combination of the foregoing; provided that no such investment or losses shall affect the amounts payable to the holders of Shares, Company Options, and Company Warrants; and provided further, that Merger Sub or the Surviving Company, as applicable, shall promptly replace or restore, or cause to be replaced or restored any funds deposited with the Paying Agent that are lost through any investment or diminished for other reasons to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the sole and exclusive property of Merger Sub or, after the Effective Time, the Surviving Company. Except as contemplated by Section 2.4(b), this Section 2.4(f) and Section 2.4(g), the Exchange Fund shall not be used for any other purpose.

(g)        Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Shares for six (6) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.1(a), Section 2.2(b) and Section 2.4(d). Any portion of the Exchange Fund that remains unclaimed until the expiry of the applicable statutory limitation period for the relevant holder’s claim to such fund, shall, to the fullest extent permitted by applicable Law, cease to be payable to such holder and shall become the property of the Surviving Company, unless otherwise required by applicable Law, including any requirement that such portion of Exchange Fund escheat to, or become the property of, any Governmental Authority.

(h)        No Liability. None of the Paying Agent, the Consortium Members, Merger Sub or the Surviving Company shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)         Withholding Rights. Each of Merger Sub, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Warrants or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. To the extent that any amounts are deducted, withheld and remitted (the evidence of such remittance shall be provided upon request of relevant holders of Shares, Company Warrants or Company Options) to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. Each former holder of Shares, Company Warrants or Company Options shall be personally responsible for the proper reporting and payment of all Taxes related to any consideration payable under this Agreement.

(j)         No Transfers. From and after the Effective Time, (a) there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were issued and outstanding immediately prior to the Effective Time, and (b) the holders of Shares issued and outstanding immediately prior to, and cancelled at, the Effective Time (excluding, for the avoidance of doubt, the Surviving Company Shares held by the Continuing Shareholders from and after the Effective Time) shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates (other than Share Certificates in respect of Continuing Shares) presented to the Paying Agent, Merger Sub or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than Excluded Shares, Continuing Shares and Dissenting Shares, and for no consideration in the case of Excluded Shares and Continuing Shares, and only in accordance with Section 2.3 in the case of the Dissenting Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as Disclosed, the Company hereby represents and warrants to Merger Sub that:

Section 3.1     Organization and Qualification.

(a)        The Company and each Subsidiary, including any Subsidiary (i) controlled by the Company through equity ownership or contractual relationship or (ii) formed or acquired after the date of this Agreement is a legal entity duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. The Company and each Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary.

(b)        A true and complete list of all the Subsidiaries and other entities in which the Company and/or any Subsidiary owns any non-controlling equity interest, together with the jurisdiction of organization or incorporation of each such Subsidiary and entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary and entity owned by the Company and/or each other Subsidiary, is set forth in Section 3.1(b) of the Company Disclosure Schedule. Except as disclosed in Section 3.1(b) of the Company Disclosure Schedule, (i) there are no other corporations, associations, or other entities through which the Company or any Subsidiary conducts business, or other entities in which the Company or any Subsidiary controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) neither the Company nor any Subsidiary is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement.

Section 3.2     Memorandum and Articles of Association. The Company has heretofore furnished to Merger Sub a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended or modified to date, of the Company and each Subsidiary. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof, and if required under applicable Laws, have been registered with, as applicable, the appropriate Governmental Authority. Neither the Company nor any Subsidiary is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 3.3     Capitalization. (a) The authorized share capital of the Company is US$82,000,000, consisting of 700,000,000 Class A Ordinary Shares, 90,000,000 Class B Ordinary Shares and 30,000,000 undesignated shares, each of a par value of US$0.10 per share. As of July 7, 2026, 101,848,671 Shares, consisting of (i) 85,059,953 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares, are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, (iii) 3,564,800 Shares are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Share Incentive Plans; (iv) 20,849,975 Class A Ordinary Shares are reserved for future issuance pursuant to outstanding Company Warrants; and (v) 11,175,624 Company Earnout Shares are reserved for future issuance pursuant to the Company De-SPAC Merger Agreement and the Sponsor Letter Agreement. Except as set forth in this Section 3.3, there are no options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of the Company or any Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any Subsidiary. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Subsidiary. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. There are no declared but unpaid dividends or other distributions with regard to any issued and outstanding Equity Securities of the Company or any Subsidiary.

(b)        Section 3.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date hereof: (i) the name and address of the Company Option recipient; (ii) the particular Share Incentive Plan pursuant to which such Company Option was granted; (iii) the number of Shares subject to such Company Option; (iv) the exercise or purchase price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule; (vii) the date on which such Company Option expires; (viii) whether the exercisability of or right to repurchase such Company Option will be accelerated in any way by the Transactions, and the extent of acceleration; and (ix) other material terms and conditions of such Company Option. Each grant of Company Options was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) and any required shareholder approval in compliance with the terms of the relevant Share Incentive Plan, the rules and regulations of the NYSE and all applicable Laws, and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with IFRS consistently applied. Except as set forth in Section 3.3(b) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company or any Subsidiary is bound obligating the Company or any Subsidiary to accelerate or otherwise alter the vesting of any Company Option as a result of the Transactions.

(c)        All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Merger Sub accurate and complete copies of (i) the Share Incentive Plans pursuant to which the Company has granted the Company Options that are currently outstanding, and (ii) the form of all award agreements evidencing such Company Options. There are no award agreements evidencing any Company Options with terms that are materially different from those set forth in the form of award agreement that has been made available to Merger Sub.

(d)        There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any share capital or registered capital, as the case may be, of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person.

(e)        The outstanding Equity Securities of each Subsidiary and each other entity in which the Company and/or any Subsidiary owns any non-controlling equity interest are duly authorized, validly issued, fully paid and non-assessable, and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights. The portion of the outstanding share capital or registered capital, as the case may be, of each Subsidiary and each other entity owned directly or indirectly by the Company (as set forth in Section 3.1(b) of the Company Disclosure Schedule) is owned by the Company or a Subsidiary free and clear of all Liens and other encumbrances of any nature whatsoever. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all Equity Securities of its Subsidiaries and other entities as owned by the Company or any Subsidiary.

Section 3.4     Authority Relative to This Agreement; Fairness.

(a)        The Company has the requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Transactions, including the Merger. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation by the Company of the Transactions, including the Merger, have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger and the consummation by it of the Transactions, including the Merger, in each case, subject only to the approval of the Merger by the affirmative vote of at least two-thirds of the votes cast by the holders of Shares present and voting in person or by proxy as a single class at the Shareholders Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICA and the memorandum and articles of association of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)        The Special Committee comprises three (3) members of the Company Board who are not affiliated with Merger Sub and are not members of the Company’s management. The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Merger Sub, has (i) determined that this Agreement, the Plan of Merger and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein and in the Plan of Merger, are fair to and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares and Continuing Shares), (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, including the Merger, and (iii) resolved to recommend approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the holders of Shares for approval.

(c)        The Special Committee has received the written opinion of Kroll, LLC, operating through its Duff & Phelps Opinion Practice as independent financial advisor to the Special Committee (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Per Share Merger Consideration to be received by the Company's shareholders (other than the holders of Excluded Shares and Continuing Shares) is fair, from a financial point of view, to the Company's shareholders (other than the holders of Excluded Shares and Continuing Shares), a copy of which opinion will be delivered to Merger Sub, for informational purpose only, promptly after the date of this Agreement. It is agreed and understood that such opinion may not be relied on by Merger Sub. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.

Section 3.5     No Conflict; Required Filings and Consents.

(a)        The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation of the Transactions, including the Merger, will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any Subsidiary, (ii) assuming (solely with respect to performance of this Agreement and the Plan of Merger and consummation of the Transactions, including the Merger) that the matters referred to in Section 3.5(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any Contract or obligation to which the Company or any Subsidiary is a party to or by which any of their respective properties or assets are bound, except, with respect to clause (iii), for any such breaches, defaults or other occurrences which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)       The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions, including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of Financial Industry Regulatory Authority, Inc. (“FINRA”), (iii) for compliance with the rules and regulations of the NYSE, (iv) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.6     Permits; Compliance with Laws.

(a)        Each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company or Subsidiary, as applicable, to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”). All of the Material Company Permits are valid and in full force and effect and passed their respective annual or periodic inspection or renewal in accordance with applicable Laws. No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Each of the Company and the Subsidiaries has complied with the terms of the Material Company Permits.

(b)       The Company and its Subsidiaries are and have been in compliance with all applicable Laws and the applicable rules and regulations of the NYSE in all material respects. No event has occurred and no circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a material violation by the Company or any Subsidiary of, or a failure on the part of such entity to comply with, any applicable Laws in any material respect, or (ii) may give rise to any material obligation on the part of the Company or any Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, in any material respect, (i) any Law applicable to the Company or any Subsidiary, including without limitation, (A) any Laws applicable to its business, (B) any Tax Laws, and (C) any Laws related to the protection of Personal Information, or (ii) any Material Company Permit. Neither the Company nor any Subsidiary has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.

(c)       The Company and its Subsidiaries are, and have been in compliance with, Applicable Anti-Bribery Laws in all material respects. Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that it is not in compliance with, or has not complied with, Applicable Anti-Bribery Laws in any material respect. The Company, its Subsidiaries, and their respective directors, director equivalents, officers, employees, and to the knowledge of the Company, agents and other persons acting on behalf of the Company and its Subsidiaries, have not made, paid, given, promised or offered, or authorized or ratified the payment or transfer of, directly or indirectly, any contribution, gift, bribe, rebate, payoff, influence payment, kickback, monies or anything of value to a Governmental Official or other person:

(i)      to (A) influence any act or decision of any Governmental Official, (B) induce a Governmental Official to do or omit to do any act in violation of his or her lawful duties or influence or affect any act or decision of a Governmental Authority, or (C) otherwise obtain favorable treatment or an improper advantage; or

(ii)     in any manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks, other unlawful or improper means of obtaining business or advantage, or otherwise violate Applicable Anti-Bribery Law.

(d)        The Company and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with the books and records requirements and internal controls requirements under Applicable Anti-Bribery Law.

(e)        None of the Company, its Subsidiaries, nor their respective directors, director equivalents, officers, employees, and to the knowledge of the Company, agents and other persons acting on behalf of the Company and its Subsidiaries is a Prohibited Person, and no Prohibited Person has been given an offer to become an employee, officer, consultant or director of the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has engaged in any business or dealings, directly or indirectly, involving or relating to (i) a Sanctioned Jurisdiction; or (ii) a Prohibited Person. Without limitation to the foregoing, (i) each of the Company and its Subsidiaries has been and is in compliance with all applicable International Trade Laws and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, representative, agent or affiliate of the Company or any of its Subsidiaries has engaged in or is currently engaged in any conduct that is prohibited under International Trade Laws. Neither the Company nor its Subsidiaries have made any disclosures, voluntary or otherwise, to any Governmental Authority, relating to International Trade Laws. Since November 1, 2024 (the “Applicable Date”), the Company and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to promote compliance with International Trade Laws.

Section 3.7     SEC Filings; Financial Statements.

(a)        The Company has filed all forms, reports and documents required to be filed by it with the SEC (such forms, reports and other documents filed and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”) since November 1, 2023. Since November 1, 2023, the Company SEC Reports (i) complied in all material respects with either the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

(b)        Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports since November 1, 2023, was prepared in accordance with the International Financial Reporting Standards as promulgated by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with IFRS, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(c)        Neither the Company nor any Subsidiary of the Company has any liabilities of any nature (whether accrued, absolute, determined, determinable, fixed or contingent) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with IFRS, except liabilities (i) reflected or reserved against in the consolidated balance sheet included in its annual report filed on Form 20-F for the period ended December 31, 2025 (including the notes thereto), included in the Company SEC Reports, (ii) incurred pursuant to this Agreement or the Plan of Merger or in connection with the Transactions, including the Merger, (iii) incurred since December 31, 2025 in the ordinary course of business, or (iv) that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

(d)        The Company has heretofore furnished to Merger Sub complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e)        The Company has made available to Merger Sub all comment letters received by the Company from the SEC or the staff thereof since the Applicable Date and all responses to such comment letters filed by or on behalf of the Company.

(f)        The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to reasonably assure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.

(g)        The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with IFRS. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, and (vi) any unauthorized acquisition, use or disposition of the assets of the Company or any Subsidiary that would have a material effect on the consolidated financial statements is prevented and detected in a timely manner. Section 3.7(g) of the Company Disclosure Schedule lists, and the Company has made available to Merger Sub complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(h)        Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise been made aware of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices. Since the Applicable Date, there has been (i) no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting or fraud, whether or not material, involving management or other employees who have a role in the Company’s control over financial reporting. No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of any violation of securities laws, breach of fiduciary duty or similar violation by the Company or any Subsidiary or any of their officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any Subsidiary. There have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

Section 3.8     Absence of Certain Changes or Events. Since December 31, 2025, except as expressly contemplated by this Agreement, (a) the Company and the Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1, and (d) there has not been any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.9     Absence of Litigation.

(a)        There is no litigation, suit, claim, action, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any share, security, equity interest, property or asset of the Company or any Subsidiary, before any Governmental Authority that has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)        Neither the Company nor any Subsidiary nor any share, security, equity interest, or material property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.10    Labor and Employment Matters; Employee Plans.

(a)        Except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary is a party to or bound by, or currently negotiating in connection with entering into, any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are (i) no unfair labor practice complaints, labor dispute (other than routine individual grievances) or labor arbitration proceedings pending, or to the knowledge of the Company, threatened, against the Company or any Subsidiary and (ii) no pending dispute between the Company or any Subsidiary and any Company Personnel. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel, nor has there been any such occurrence during the last three (3) years.

(b)        Except as would not have a Company Material Adverse Effect, the Company and the Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment.

(c)        Each Company Employee Plan and each Company Employee Agreement is and has at all times been operated and administered in compliance with the provisions thereof and all applicable Law, including ERISA and the Code. Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Employee Plan has been duly accrued and made on a timely basis. All forms, reports, or returns required to be filed with any Governmental Authority with respect to each Company Employee Plan have been timely and properly filed. There are no claims or Actions pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

Section 3.11    Real Property; Title to Assets.

(a)        Neither the Company nor any Subsidiary owns or has formerly owned any real property. Section 3.11(a) of the Company Disclosure Schedule contains a complete and accurate list of, and correctly describes, as of the date hereof, all real property that the Company and its Subsidiaries lease, sublease, use, license or operate. Such properties constitute all of the real property occupied or operated by the Company and its Subsidiaries in connection with their business.

(b)        Except as would not have a Company Material Adverse Effect, all current leases and subleases of real property entered into by the Company or a Subsidiary are in full force and effect, are valid and effective in accordance with their respective terms, and there is no, under any of such leases, existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the knowledge of the Company, by the other party to such lease or sublease, or person in the chain of title to such leased premises. Except as would not have a Company Material Adverse Effect, there are no contractual or legal restrictions that preclude or restrict the ability to use any real property leased or subleased by the Company or any Subsidiary for the purposes for which it is currently being used. There are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, leased by the Company or any Subsidiary other than those that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)        Each of the Company and the Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property. There are no pending or, to the knowledge of the Company, threatened, condemnation or imminent domain proceedings that would affect any part of the properties or assets of each of the Company and the Subsidiaries, whether leased, subleased or owned, tangible or intangible, real, personal or mixed, in each case used or held for use in its business, except as would not have a Company Material Adverse Effect.

(d)        No Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement, the Plan of Merger, shareholder approval of this Agreement, or the Transactions, including the Merger (whether alone or in connection with any subsequent event(s)), will (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise) becoming due to any current or former Company Personnel, (ii) result in any forgiveness of Indebtedness to any current or former Company Personnel, (iii) increase any compensation or benefits otherwise payable by the Company or any of its Subsidiaries or under any Company Employee Plan, or (iv) result in or satisfy a condition to the payment or vesting of any compensation or benefit (or any acceleration of the foregoing) that would, in combination with any other such payment, benefit, or acceleration, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code.

Section 3.12   Intellectual Property; Data Privacy and Cybersecurity.

(a)        Section 3.12(a) of the Company Disclosure Schedule lists, as of the date hereof, all Company Intellectual Property that is Registered, including for each item, as applicable, (i) the current owner or registrant, (ii) the jurisdiction where the application, registration or issuance is filed, (iii) the application, registration or issue number and (iv) the applicable application, registration or issue date.

(b)        Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries either own or have the right to use all Intellectual Property used in, held for use in or necessary to the conduct of its business, as currently conducted or contemplated to be conducted. Except as would not have a Company Material Adverse Effect, the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon, misappropriate or otherwise violate, and since the Applicable Date, neither the Company nor any of its Subsidiaries, nor the conduct of their business has infringed upon, misappropriated or otherwise violated the Intellectual Property of any third party, and no Action has been asserted, or to the knowledge of the Company, threatened, against the Company (i) alleging any infringement, misappropriation or violation of any third party’s Intellectual Property by the Company or any of its Subsidiaries or (ii) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Company Owned Intellectual Property or Company Licensed Intellectual Property.

(c)        Except as would not have a Company Material Adverse Effect, with respect to each item of Company Owned Intellectual Property, the Company or a Subsidiary is the sole and exclusive owner of the entire right, title and interest in and to such Company Owned Intellectual Property, free and clear of all Liens except for Permitted Encumbrances, and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business. The Company Owned Intellectual Property is valid, subsisting and enforceable, and has not been adjudged invalid or unenforceable in whole or in part. To the knowledge of the Company, no person is engaging in any activity that infringes upon, misappropriates or otherwise violates the Company Owned Intellectual Property, and the Company and its Subsidiaries have not asserted or threatened in writing any Action against any person alleging any of the foregoing since the Applicable Date.

(d)        With respect to each item of Intellectual Property licensed to the Company or a Subsidiary (“Company Licensed Intellectual Property”), the Company or a Subsidiary has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property. Each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder. Neither the Company nor any of its Subsidiaries has received any written notice questioning the validity, enforceability or use of any of the Company Licensed Intellectual Property since the Applicable Date.

(e)        All registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or the Subsidiaries to maintain their validity or effectiveness. Neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect any of the Company’s or any of its Subsidiaries’ rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

(f)        The Company and its Subsidiaries have taken commercially reasonable efforts to protect the value and confidentiality of all material Trade Secrets owned, held for use or otherwise used by the Company or its Subsidiaries in the conduct of their businesses or otherwise embodied in the Company Intellectual Property, and, to the Company’s knowledge, no such Trade Secret has been discovered by, disclosed to or used by any person except pursuant to a written agreement restricting the disclosure and use thereof, which agreement has not been breached in any material respect.

(g)        No funding, facilities, personnel or resources of any Governmental Authority or any university, college, research institute or other educational institution was used in the development of any Company Owned Intellectual Property, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution obtaining ownership or other rights to such Intellectual Property.

(h)        Each of the Company’s and its Subsidiaries’ current and former employees, contractors and consultants who have been involved in the development or creation of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries has executed a written agreement containing (i) an irrevocable present assignment of all right, title and interest in and to such Intellectual Property to the Company or the applicable Subsidiary and (ii) a waiver, in favor of the Company or the applicable Subsidiary, of all non-assignable rights such person possesses in such Intellectual Property. No such person retains or, to the Company’s knowledge, has claimed, any right, title or interest in or to any such Intellectual Property.

(i)         Except as would not have a Company Material Adverse Effect, the use of Open Source Software by the Company and its Subsidiaries and in the operation of their businesses, including the use and distribution of products and services by or on behalf of the Company and its Subsidiaries, is in compliance with the terms and conditions of all applicable licenses for such Open Source Software, including notice and attribution obligations. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with, or otherwise used in connection with, any Company Software, in each case, in a manner that (i) requires, or conditions the use, license or distribution of such Company Software, on the disclosure, licensing, or distribution of any source code for any portion of such Company Software, (ii) requires any Company Software to be disclosed or distributed in source code form or be licensed for the purpose of making derivative works or permit any third party to reverse engineer any Company Software, (iii) restricts the consideration to be charged for the distribution of any Company Software, (iv) requires any disclosure, distribution or licensing of any Company Software at no charge, or (v) otherwise imposes any limitation, restriction, or condition on the right or ability of the Company or its Subsidiaries to use, license or distribute any Company Software. The Company and its Subsidiaries are and have been in compliance in all material respects with all relevant licenses for Open Source Software used in their businesses. No person other than authorized employees, consultants or contractors of the Company or its Subsidiaries has or has had access or possession of, or any right, contingent or otherwise to access or possess, any source code for any Company Software.

(j)         Except as would not have a Company Material Adverse Effect, none of the Software included in the Company Owned Intellectual Property or otherwise distributed by the Company or any of its Subsidiaries (i) contains any defect that would prevent such Software from performing in accordance with its user specifications; (ii) contains any Malicious Code or (iii) is subject to any agreement with any person under which the Company or any of its Subsidiaries has deposited, or could be required to deposit, into escrow the source code of such Software and no such source code has been released to any person, or is entitled to be released to any person (on a contingent basis or otherwise), by any escrow agent, escrow service or similar third party. The consummation of the Transactions, including the Merger, will not trigger the release of any source code of any such Software.

(k)        The Company and its Subsidiaries have taken reasonable steps, consistent with accepted industry standards, to (i) ensure the confidentiality, privacy, integrity and security of any and all Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby), and (ii) prevent the introduction of Malicious Code into the Company IT Assets.

(l)         Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have implemented and maintained written policies and organizational, administrative and technical measures that are reasonable and consistent with all Privacy Requirements. The Company and its Subsidiaries have taken commercially reasonable steps to ensure the reliability of their employees, representatives, consultants, contractors and agents that have access to Company Personal Information, to train such individuals on all applicable Privacy Requirements and to ensure that all such employees, representatives, consultants, contractors and agents with the right to access such Company Personal Information are under written obligations of confidentiality with respect to such Company Personal Information. The Company and its Subsidiaries have at all times since the Applicable Date complied in all material respects with applicable Privacy Requirements.

(m)       Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any Privacy Requirements that, following the Closing, would prevent the Surviving Company from Processing Personal Information in materially the same manner in which the Company and its Subsidiaries Process Personal Information prior to the Closing. The consummation of the Transactions, including the Merger, will not breach any Privacy Requirement.

(n)       There has been no notice, Action or order by any Governmental Authority or other person concerning the Company’s or its Subsidiaries’ development, implementation, deployment or other use of AI Technology. The Company and its Subsidiaries have (i) obtained all licenses, consents, and permissions, and otherwise have all rights, in each case, that are required in connection with the collection and use of AI Inputs by or on behalf of the Company and its Subsidiaries, and (ii) complied with all use restrictions and notice, disclosure and other requirements of any applicable Law, license, consent, permission, or other Contract and any website terms of use, terms of service, or other terms governing the Company’s and its Subsidiaries’ collection and use of such AI Inputs.

Section 3.13   Taxes.

(a)        The Company and each Subsidiary have timely filed all Tax Returns required to be filed by them and have paid and discharged all Taxes required to be paid or discharged (whether or not shown to be due on any Tax Return), other than such payments as are being contested in good faith by appropriate proceedings. All such Tax Returns are true, accurate and complete in all material respects. No Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against the Company or any Subsidiary. The Company and the Subsidiaries have each (i) properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law and (ii) complied in all material respects with all applicable Laws relating to information reporting with respect to any payment made or received. Neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(b)        The accruals and reserves for Taxes reflected in the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2026 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with IFRS. There are no Tax liens upon any shares, securities, equity interests, property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due. Neither the Company nor any Subsidiary is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax Returns, and no notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by the Company or any Subsidiary to the effect that the filing of Tax Returns may be required. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any Subsidiary is considered a tax resident in any jurisdiction other than its jurisdiction of formation. Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the last two (2) years. All transactions between the Company and any Subsidiary and between any of the Subsidiaries have been conducted on an arm’s-length basis. Neither the Company nor any Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). The Company and each Subsidiary have, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements imposed by such Governmental Authorities. Each submission made on behalf of the Company or any Subsidiary to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such submission contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates is pending or, to the knowledge of the Company, threatened. The consummation of the Transactions shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates and will not result in the claw-back or recapture of any such Tax exemptions, preferential treatments or rebates.

(c)        Neither the Company nor any Subsidiary is liable to any person for any material amount under any Tax Sharing Agreement. Neither the Company nor any Subsidiary (i) has ever been a member of an affiliated group filing a consolidated, combined, unitary, affiliated or similar Tax Return (other than a group the common parent of which was a Company or a Subsidiary) or (ii) has any material liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 or any similar provision of applicable Law (other than any of the Company and its Subsidiaries due to being a member of a group described in clause (i)), as a transferee or successor, by contract, or otherwise.

(d)        Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of applicable Law) or agreement entered into with a Governmental Authority; (iii) installment sale made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (vi) election under Code Section 965(h) (or any corresponding provision of applicable Law) made in a period or portion thereof ending on or prior to the Closing Date; (vii) gain recognition agreement under Code Section 367 (or any corresponding provisions of applicable Law); or (viii) intercompany transaction entered into prior to the Closing Date or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding provisions of applicable Law).

(e)        All payments between or among the Company and any of its Subsidiaries or between or among its Subsidiaries and any material transactions between or among the Company and any of its Subsidiaries or between or among its Subsidiaries have complied with all applicable transfer pricing requirements imposed by applicable Law, including proper documentation and reporting as required by any applicable Law related to transfer pricing.

(f)        The consummation of the Transactions will not give rise to any limitation on the use of losses or other tax attributes or give rise to Taxes of the Company or any Subsidiary (including transfer Taxes) or other adverse tax consequences.

Section 3.14   No Secured Creditors; Solvency.

(a)        Neither the Company nor any of its Subsidiaries has any secured creditors holding fixed or floating security interests.

(b)        Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy Law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.15   Material Contracts.

(a)        Subsections (i) through (xi) of Section 3.15(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all of the following types of Contracts to which the Company or any Subsidiary is a party (such Contracts as are required to be set forth in Section 3.15(a) of the Company Disclosure Schedule being the “Material Contracts”), and other than this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.15(a) of the Company Disclosure Schedule:

(i)        each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)       any Contract for the voting of Equity Securities of the Company or any of its Subsidiaries;

(iii)      each Contract, the performance of which involves payments or expected payments (A) by the Company or its Subsidiaries in the aggregate in excess of US$500,000 in any fiscal year, or (B) to the Company or its Subsidiaries in the aggregate in excess of US$500,000 in any fiscal year;

(iv)      all Contracts with a Major Customer or Major Supplier, other than contracts entered into in the ordinary course of business;

(v)       all Contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of the Company or any Subsidiary), in each case in a principal amount in excess of US$250,000;

(vi)     all Contracts relating to the purchase or sale of any Shares or other securities of the Company or any Subsidiary;

(vii)     all Contracts involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person other than the Company or its Subsidiaries,  in each case only if material to the financial status of the Company;

(viii)    all Contracts granting or evidencing a Lien on any properties or assets of the Company or any of its Subsidiaries, other than the Permitted Encumbrances;

(ix)      all Contracts involving a confidentiality, standstill or similar arrangement;

(x)       all Contracts involving any directors, officers or shareholders of the Company holding more than 1% of the share capital of the Company, or any of their respective affiliates (other than the Company or any Subsidiary) or immediate family members; and

(xi)      all Contracts granting a right of first refusal, first offer or first negotiation;

provided, that (A) any Contract to which a member of the Merger Sub Group is a party, (B) any Contract entered into in accordance with this Agreement or the Transactions, (C) any Contract that has been filed or furnished with, or disclosed in, the Company SEC Reports or reflected in the consolidated financial statements of the Company, and (D) any Contract entered into in the ordinary course of business shall be excluded from each of the foregoing clauses (i) through (xii).

(b)        Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiary, in full force and effect and enforceable against the Company or its Subsidiary, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception; (iii) neither the Company nor any Subsidiary and, to the knowledge of the Company, no counterparty is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) the Company and the Subsidiaries have not received any claim of material default under any such Material Contract and, to the knowledge of the Company, no fact or event exists that could give rise to any claim of material default under any Material Contract; (v) to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Subsidiary under any Material Contract. The Company has furnished or made available to Merger Sub true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.16   Customers and Suppliers. Section 3.16 of the Company Disclosure Schedule lists the (a) five (5) largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries by quarter for each quarter over the fiscal year ended December 31, 2025) (each, a “Major Customer”), and (b) five (5) largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the fiscal year ended December 31, 2025) (each, a “Major Supplier”). Neither the Company nor any of its Subsidiaries has received, as of the date hereof, any notice or communication from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or such Subsidiary.

Section 3.17   Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with the prevailing industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance. Section 3.17 of the Company Disclosure Schedule sets forth an accurate and complete list of such insurance policies relating to the business, assets, liabilities or operations of the Company and each of its Subsidiaries, all of which are in full force and effect (with all premiums due and payable thereon having been paid in full) and will not terminate or lapse by reason of this Agreement or the consummation of any of the Transactions, and there is no claim pending under any of such insurance policies. No notice of cancellation or modification has been received by the Company with respect to any such insurance policy, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. Section 3.17 of the Company Disclosure Schedule sets forth the aggregate amount of the annual premium for the Company’s directors’ and officers’ liability insurance policy in effect as of the date hereof.

Section 3.18   Interested Party Transactions. The Company has disclosed in the Company SEC Reports each material Contract between the Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, on the other hand, entered into during fiscal years covered by such Company SEC Reports.

Section 3.19   Environmental Matters. Except as would not have a Company Material Adverse Effect, the operations of the Company and its Subsidiaries do not involve the use, disposal or release of hazardous or toxic substances or the protection or restoration of the environment or human exposure to hazardous or toxic substances. Neither the Company nor any of its Subsidiaries has been penalized by Governmental Authorities for violation of any applicable Law relating to pollution or the protection of the environment.

Section 3.20   Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination”, “fair price”, “control share” or other similar Laws applicable to the Company, including any such applicable Laws under the CICA (each, a “Takeover Statute”), does not, and will not, apply to the Company, the Shares, this Agreement or the Transactions.

Section 3.21   Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22   No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Merger Sub in connection with the Transactions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MERGER SUB

As an inducement to the Company to enter into this Agreement, Merger Sub hereby represents and warrants to the Company that:

Section 4.1     Corporate Organization. Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Merger Sub or otherwise be materially adverse to the ability of Merger Sub to perform its material obligations under this Agreement.

Section 4.2     Authority Relative to This Agreement. Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the Plan of Merger by Merger Sub and the consummation by Merger Sub of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions, including the Merger. This Agreement has been duly and validly executed and delivered by Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3     Capitalization. As of the date hereof, the authorized share capital of Merger Sub is US$10,000,000 consisting solely of 100,000,000 ordinary shares, par value of US$0.10 per share, of which 100 ordinary shares were issued and outstanding and have been duly authorized, validly issued, fully paid and non-assessable. Immediately prior to the Effective Time, all of the issued and outstanding shares of Merger Sub will be owned by DVDonet.com. Inc.. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than pursuant to this Agreement, the Limited Guarantee and the Transactions.

Section 4.4     No Conflict; Required Filings and Consents.

(a)        The execution and delivery of this Agreement and the Plan of Merger by Merger Sub does not, and the performance of this Agreement and the Plan of Merger by Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of Merger Sub, (ii) assuming that the matters referred to in Section 4.4(b) are complied with, conflict with or violate any Law applicable to Merger Sub or by which any of its property or asset is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Merger Sub pursuant to any Contract or obligation to which Merger Sub is a party or by which Merger Sub or any of its property or asset is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Merger Sub or otherwise be materially adverse to the ability of Merger Sub to perform its material obligations under this Agreement and the Plan of Merger.

(b)        The execution and delivery of this Agreement and the Plan of Merger by Merger Sub does not, and the performance of this Agreement and the Plan of Merger by Merger Sub and the consummation by Merger Sub of the Transactions, including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of FINRA, (iii) for compliance with the rules and regulations of the NYSE, (iv) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA, and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Merger Sub or otherwise be materially adverse to the ability of Merger Sub to perform its material obligations under this Agreement and the Plan of Merger.

Section 4.5     Absence of Litigation. As of the date hereof, (i) there are no Actions pending or, to the knowledge of Merger Sub, threatened against Merger Sub or any of its affiliates, other than any such Action that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions by Merger Sub, and (ii) neither Merger Sub nor any of its affiliates is a party to or subject to the provisions of any Law which would reasonably be expected to prevent or materially delay the consummation of the Transactions by Merger Sub.

Section 4.6     Limited Guarantee. The Limited Guarantee has been duly and validly executed and delivered by the Guarantor and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with the terms thereof subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute or reasonably be expected to result in a breach or default on the part of the Guarantor under the Limited Guarantee.

Section 4.7     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub.

Section 4.8     No Secured Creditors. Merger Sub has no secured creditors holding fixed or floating security interests.

Section 4.9     Ownership of Shares. As of the date hereof, other than the Continuing Shares, none of Merger Sub and the Consortium Members nor any of their respective affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.10   Solvency. Neither Merger Sub nor any of the Continuing Shareholders has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency Law. Merger Sub, as of the date hereof and after giving effect to the Transactions, is and will be solvent.

Section 4.11   Independent Investigation. Merger Sub has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Merger Sub and its affiliates and Representatives. Merger Sub acknowledges that as of the date hereof, it and its affiliates and Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.12   Non-Reliance on Company Estimates. The Company has made available to Merger Sub or its affiliates and Representatives, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Merger Sub hereby acknowledges and agrees that, without prejudice to other representations and warranties made by the Company in this Agreement, (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and (d) Merger Sub is not relying on any estimates, projections, forecasts, plans or budgets (or the accuracy or completeness thereof) furnished by the Company, its Subsidiaries or their respective affiliates and Representatives, and Merger Sub shall not, and shall cause its affiliates and Representatives not to, hold any such person liable with respect thereto.

Section 4.13   No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that neither the Merger Sub nor any other person on behalf of the Merger Sub makes any other express or implied representation or warranty with respect to the Merger Sub or with respect to any other information provided to the Company in connection with the Transactions.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1     Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except (x) as Disclosed, (y) as required by applicable Law or as expressly contemplated by any other provision of this Agreement, or (z) with the prior written consent of Merger Sub:

(i)         the businesses of the Company and the Subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice; and

(ii)        the Company shall use its commercially reasonable efforts to preserve substantially intact the assets and the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees, consultants and agents of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with Governmental Authorities, customers, suppliers and other persons with which the Company or any Subsidiary has material relations.

By way of amplification and not limitation, except (x) as Disclosed, (y) as required by applicable Law or as expressly contemplated by any other provision of this Agreement, or (z) with the prior written consent of Merger Sub, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following:

(a)        amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)        issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of the Company or any Subsidiary (other than in connection with the exercise of any Company Options in accordance with the applicable Share Incentive Plans), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary, (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of the Company or any Subsidiary, or (iii) any material Intellectual Property owned by or licensed to the Company or any Subsidiary, in each case of (ii) and (iii), except in the ordinary course of business and in a manner consistent with past practice;

(c)        declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary to the Company), or split, combine or reclassify any of its shares;

(d)        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

(e)        effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving the Company or any of its Subsidiaries, or create any new Subsidiaries;

(f)        enter into, or propose to enter into, any transaction involving any earn-out, installment or similar payment to or from the Company or any Subsidiary of the Company, by or to any third party, except (A) in the ordinary course of business or (B) in an amount not exceeding US$1,000,000 individually or US$3,000,000 in the aggregate;

(g)        (i) acquire (including, without limitation, by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$2,000,000 in any transaction or related series of transactions, (ii) make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets in excess of US$2,000,000 in aggregate; (iii) incur, assume, alter, amend or modify any Indebtedness in excess of US$2,000,000 in the aggregate, or guarantee any Indebtedness, or issue any debt securities or make any loans or advances in excess of US$500,000 individually or US$2,000,000 in the aggregate, except for the incurrence or guarantee of Indebtedness pursuant to credit facilities currently existing as of the date hereof or in the ordinary course of business; (iv) create or grant any Lien on any assets of the Company or any of its Subsidiaries other than Permitted Encumbrances or in the ordinary course of business; or (v) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$500,000 or capital expenditures which are, in the aggregate, in excess of US$2,000,000 for the Company and the Subsidiaries taken as a whole;

(h)        except as otherwise required by Law, (A) enter into any new employment or compensatory agreements (excluding the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of the Company or any of its Subsidiaries (other than hirings or terminations of employees or consultants below officer level with aggregate annual compensation of less than US$100,000), (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries with an aggregate amount exceeding US$1,000,000, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, except such increases or payments, taken as a whole, by more than 20%, (D) establish, adopt, amend or terminate any Company Employee Plan or amend the terms of any outstanding Company Options, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Employee Plan, to the extent not already permitted in any such plan, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(i)         issue or grant any Company Options to any person under any Share Incentive Plan;

(j)         make any changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in IFRS;

(k)        pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

(l)         enter into, amend, modify or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s rights thereunder, except in the ordinary course of business consistent with past practice;

(m)       enter into any Contract between the Company or any Subsidiary, on the one hand, and any of their respective affiliates, officers, directors or employees, on the other hand;

(n)        terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(o)        commence any Action for a claim of more than US$1,000,000 (excluding any Action seeking injunctive relief or other similar equitable remedies) or settle, release, waive or compromise any pending or threatened Action of or against the Company or its Subsidiaries (A) for an amount in excess of US$1,000,000, (B) that would impose any material restrictions on the business or operations of the Company or its Subsidiaries, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities the Company or its Subsidiaries relating to the Transactions;

(p)        permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay any required fees and Taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property or grant, license or transfer to any person any Company Owned Intellectual Property;

(q)        fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or any other Governmental Authority;

(r)         engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(s)        make or change any material Tax election, amend any Tax return (except as required by applicable Law), enter into any closing agreement or seek any ruling from any Governmental Authority with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, change any method of Tax accounting or Tax accounting period, initiate any voluntary Tax disclosure to any Governmental Authority, or incur any material amount of Taxes outside of the ordinary course of business;

(t)         grant any fixed or floating security interests over any assets of the Company or any of its Subsidiaries; or

(u)        announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing;

For purpose of this Section 5.1, as long as the actions of the Company set forth above are approved by the Chairwoman in her capacity as the chief executive officer or director of the Company as part of the Company’s internal approval process, such actions shall be deemed to have been consented to by the Merger Sub.

Section 5.2     Compliance. During the period between the date of this Agreement and the Effective Time, the Company shall, and shall ensure that each Subsidiary will, conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect all consents, approvals, authorizations and permits of, and make all filings with and notifications to, any relevant Governmental Authority or other person required for the due and proper establishment and operation of the Company and each Subsidiary in accordance with applicable Laws.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1     Proxy Statement and Schedule 13E-3.

(a)        As promptly as reasonably practicable after the date hereof, the Company, with the cooperation and assistance of Merger Sub, shall prepare a proxy statement relating to the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company by the Requisite Company Vote including a notice convening the Shareholders Meeting in accordance with the Company’s articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company and Merger Sub shall jointly prepare and cause to be filed a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”) with the SEC. Each of the Company and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company and Merger Sub shall furnish all information concerning such party to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, Schedule 13E-3 and the resolution of comments from the SEC. The Company shall promptly notify Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Merger Sub with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Merger Sub with a reasonable period of time to review and comment on such document or response, and (ii) shall consider in good faith all additions, deletions, or changes reasonably proposed by Merger Sub in good faith. If at any time prior to the Shareholders Meeting, any information relating to the Company, Merger Sub or any of their respective affiliates, officers or directors, is discovered by the Company or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and/or Schedule 13E-3 so that the Proxy Statement and/or Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(b)        Merger Sub represents and covenants, as to itself and its affiliates and Representatives, that the information supplied or to be supplied by Merger Sub for inclusion in the Proxy Statement, Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will not, at (i) the time the Schedule 13E-3 (or any amendment thereof or supplement thereto) or such other documents are filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) or such other documents are mailed to the shareholders of the Company, and (iii) the time of the Shareholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)        The Company represents and covenants, as to itself and its affiliates and Representatives, that the information supplied or to be supplied by the Company for inclusion in the Proxy Statement, Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will not, at (i) the time the Schedule 13E-3 (or any amendment thereof or supplement thereto) or such other documents are filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) or such other documents are mailed to the shareholders of the Company, and (iii) the time of the Shareholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 6.2     Company Shareholders Meeting.

(a)        Subject to this Section 6.2 and Section 6.4, the Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Record Date”) in consultation with Merger Sub and shall not change such Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of Merger Sub (such consent not to be unreasonably withheld or delayed), unless required to do so by applicable Law; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, except as required by applicable Laws, the Company agrees that unless Merger Sub shall have otherwise approved in writing, the Company shall implement such adjournment or other delay in such a way that the Company does not establish a new Record Date for the Shareholders Meeting, as so adjourned or delayed. As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, or that it is not reviewing the Schedule 13E-3 but in any event no later than five (5) days after such confirmation, the Company shall (i) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), and (ii) take all actions required under the CICA, the memorandum and articles of association and the applicable requirements of the NYSE necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable (but in any event no later than the thirtieth (30th) calendar day (or, if such calendar day is not a business day, the first business day subsequent to such calendar day) immediately following the mailing of the Proxy Statement), an extraordinary general meeting of the Company, for the purpose of voting upon the approval of this Agreement, the Plan of Merger and the Transactions (including any adjournment thereof, the “Shareholders Meeting”).

(b)        Subject to this Section 6.2 and Section 6.4, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and shall take all other action necessary or advisable to secure the Requisite Company Vote.

(c)        Notwithstanding the foregoing, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation or authorizes the Company to terminate this Agreement, in each case in accordance with the terms of this Agreement, the Company shall not be required to convene the Shareholders Meeting or submit this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of the Shares for authorization and approval at the Shareholders Meeting.

(d)        The Company may adjourn the Shareholders Meeting, after consultation in good faith with Merger Sub, if and as required by applicable Laws. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, provided that, the Company shall use its reasonable best efforts not to recommend to its shareholders the adjournment of the Shareholders Meeting to a date that is less than five (5) Business Days prior to the Termination Date.

Section 6.3     Access to Information.

(a)        From the date hereof until the Effective Time and subject to applicable Law, upon reasonable advance notice from Merger Sub, the Company and its Subsidiaries shall (i) provide to Merger Sub and Merger Sub’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, debt financing sources (including potential sources) and other representatives (collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of Company and Subsidiaries, (ii) furnish to Merger Sub and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Merger Sub and its Representatives in their investigation.

(b)        Notwithstanding anything to the contrary in Section 6.3(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Merger Sub or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a third party (provided that at the request of Merger Sub, the Company shall use its commercially reasonable efforts to obtain a waiver from such third party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client or other legal privilege (unless and only to the extent reasonably remedied by use of common interest agreements or other methods to maintain such privilege), or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c)        No investigation pursuant to this Section 6.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.4     No Solicitation of Transactions.

(a)        Until the earlier of the Effective Time and termination of this Agreement, except pursuant to Section 6.4(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Subsidiary), not to, in each case, directly or indirectly, (i) knowingly solicit, initiate, encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for, or that could reasonably be expected to lead to, a Competing Transaction, or (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to, or that could reasonably be expected to lead to, any Competing Transaction or requiring the Company to abandon this Agreement or any of the Transactions, or (iv) grant any waiver, amendment or release under standstill, confidentiality or similar agreement to which the Company or any of its Subsidiaries is a party, or Takeover Statutes, in each case in connection with any Competing Transaction (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Merger Sub as promptly as practicable (and in any event within forty-eight (48) hours), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that could reasonably be expected to lead to a Competing Transaction (a “Competing Transaction Proposal”), specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Merger Sub informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Merger Sub with twenty-four (24) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and immediately revoke or withdraw access of any third party to any data room containing any nonpublic information concerning the Company and its Subsidiaries and request, and use its reasonable efforts to cause, all such third parties to promptly return or destroy all such nonpublic information. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any third party subsequent to the date of this Agreement which prohibits the Company from providing such information to Merger Sub.

(b)        Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Requisite Company Vote, the Company and its Representatives may, following the receipt of an unsolicited bona fide written Competing Transaction Proposal that did not result from a breach of this Section 6.4 (in each case other than any immaterial and non-intentional non-compliance that does not adversely affect Merger Sub), acting only under the direction of the Special Committee:

(i)        contact the person or group of persons who has made such Competing Transaction Proposal solely to (A) refer to the applicable provisions of this Agreement and/or (B) clarify and understand the terms and conditions thereof solely to the extent the Special Committee shall have determined in good faith that such contact is necessary to clarify ambiguities in the terms or conditions proposed in order to determine whether such Competing Transaction Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)       provide information in response to the request of the person or group of persons who has made such Competing Transaction Proposal, if and only if prior to providing such information, the Company has received from the person or group of persons so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within twenty-four (24) hours) make available to the Merger Sub any information concerning the Company or any of its Subsidiaries that is provided to any person or group of persons making such Competing Transaction Proposal that is given such access and that was not previously made available to the Merger Sub or its Representatives; or

(iii)      engage or participate in any discussions or negotiations with the person or group of persons who has made such Competing Transaction Proposal;

provided, that prior to taking any action described in Section 6.4(b)(ii) or Section 6.4(b)(iii) above, the Special Committee, shall have (x) determined in its good faith judgment based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Competing Transaction Proposal constitutes or could reasonably be expected to result in a Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws and (y) provided Merger Sub with prior written notice of its intention to take such action.

(c)        Except as set forth in Section 6.4(d) and Section 6.4(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw (or not continue to make), qualify or modify, or propose to change, withhold, withdraw (or not continue to make), qualify or modify, in a manner adverse to Merger Sub, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d−9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or deemed to be a Change in the Company Recommendation) within ten (10) Business Days after commencement thereof, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (F) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after Merger Sub so requests in writing (any of the foregoing, a “Change in the Company Recommendation”) or (ii) recommend, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction (an “Alternative Acquisition Agreement”).

(d)          Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of Section 6.4 (other than any immaterial and non-intentional non-compliance that does not adversely affect Merger Sub) and the Company Board determines (in its good faith judgment upon and adopting the recommendation of the Special Committee after consultation with its financial advisor and outside legal counsel) that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board may (and at the direction of the Special Committee, shall) (A) effect a Change in the Company Recommendation with respect to such Superior Proposal, and/or (B) with respect to such Superior Proposal, authorize the Company to terminate this Agreement in accordance with Section 8.1(c)(iii) and enter into an Alternative Acquisition Agreement, but in each case only if:

(i)            the Company shall have complied with the requirements of Section 6.4(a) and Section 6.4(b) with respect to such proposal or offer; and

(ii)           each of the following obligations or conditions shall have been satisfied prior thereto:

A.	the Company shall have provided at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Merger Sub (a “Notice of Superior Proposal”) advising Merger Sub that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.1(c)(iii), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation;

B.	the Company shall have negotiated with and caused its financial and legal advisors to negotiate with Merger Sub and its Representatives in good faith (to the extent Merger Sub desires to negotiate) to make such adjustments in the terms and conditions of this Agreement for the purpose of making such proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal cease to constitute a Superior Proposal;

C.	the Company shall have permitted Merger Sub and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Merger Sub desires to make such presentation and such presentation does not require any delay to any scheduled meeting of the Company’s shareholders or of the Company Board or the Special Committee); provided that any material modifications to a proposal or offer that the Company Board or the Special Committee has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.4(d), provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a two (2) Business Day period rather than the five (5) Business Day period first described above; and

D.	following the end of the applicable Superior Proposal Notice Period, the Company Board shall have determined (in its good faith judgment upon and adopting the recommendation of the Special Committee after consultation with its financial advisor and outside legal counsel), after taking into account any changes to this Agreement proposed by Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)            Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to obtaining the Requisite Company Vote, the Company Board determines (in its good faith judgment upon and adopting the recommendation of the Special Committee) after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company Board may (upon and adopting the recommendation of the Special Committee) effect a Change in the Company Recommendation with respect to an Intervening Event and direct the Company to terminate this Agreement if and only if (i) a material development or change in circumstances with respect to the Company and its Subsidiaries or their business, assets or operations has occurred or arisen after the date of this Agreement that was not known to, nor reasonably foreseeable by, the Company Board or Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement (an “Intervening Event”), provided, that in no event shall any of the following developments or changes in circumstances constitute an Intervening Event: (x) any inquiry, proposal, offer, or transaction from any third party regarding a Competing Transaction or (y) any change in the price, or change in trading volume, of the Shares (provided, however, that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) at least five (5) Business Days have elapsed since the Company has given notice to Merger Sub advising that it intends to take such action and specifying in reasonable detail the reasons therefor, (iii) during such five (5) Business Day period, the Company used commercially reasonable efforts to negotiate with and cause its financial and legal advisors to negotiate with Merger Sub and its Representatives in good faith (to the extent Merger Sub desires to negotiate) regarding any adjustment or modification to the terms of this Agreement proposed by Merger Sub, and (iv) following the end of such five (5) Business Day period, the Company Board determines (in its good faith judgment upon and adopting the recommendation of the Special Committee after consultation with its financial advisor and outside legal counsel), after taking into account any proposed adjustment or modification to the terms of this Agreement presented by Merger Sub in writing to the Company, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(f)            None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any third party to materially limit or not to give prior notice to Merger Sub of its intention to effect a Change in the Company Recommendation.

(g)            Nothing contained in this Section 6.4 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(h)            Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement.

(i)             The Company shall promptly inform its Representatives of the obligations applicable to such Representatives in this Section 6.4.

(j)             A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 20% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of Equity Securities of the Company; (vi) any other transaction having an effect equivalent to the foregoing; or (vii) any combination of the foregoing.

(k)            A “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.4, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of no less than 50% of the assets (on a consolidated basis), or no less than 50% of the total voting power of the Equity Securities, of the Company that the Company Board (upon the recommendation of the Special Committee) or the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and (b) would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the holders of Excluded Shares and Continuing Shares) solely from a financial point of view than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses); provided that no offer or proposal shall be deemed to be a “Superior Proposal” if (1) any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed, (2) the receipt of any such financing is a condition to the consummation of such transaction, (3) the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder, or (4) the governmental and regulatory approvals required for such offer or proposal may result in the imposition of more burdensome or commercially undesirable conditions.

Section 6.5      Directors’ and Officers’ Indemnification and Insurance.

(a)            The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to its beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are currently set forth in the memorandum and articles of association of the Company, which provisions shall not be amended, repealed or otherwise modified by the Surviving Company for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)            The Surviving Company shall maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”)  on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable than those provided under the Company’s current policies, and provided, further, that in no event shall the Surviving Company be obligated to provide directors’ and officers’ liability insurance coverage, terms or conditions that are more favorable to the Indemnified Parties than those provided under such current policies; and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.5 more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be US$385,000 in the aggregate). In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.5(b), the Company shall have the right to, and at Merger Sub’s request shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Merger Sub shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Merger Sub or Surviving Company under this Section 6.5(b) shall terminate.

(c)            Subject to the terms and conditions of this Section 6.5, from and after the Effective Time, the Surviving Company shall comply with, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Merger Sub prior to the date hereof) and to the fullest extent permitted by the CICA or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)            Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under Section 6.5(c), the Company’s or any Subsidiary’s organizational and governing documents, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Company promptly, but in all events no later than five (5) days after actual receipt. The Surviving Company (or a subsidiary nominated by it) shall have the right, but not the obligation, to participate in any such Action and, at its option, assume the defense of such Action. The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action. In the event the Surviving Company (or a subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.5(d), neither the Surviving Company nor any of its subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Action.

(e)            In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 6.5.

(f)            The agreements and covenants contained in this Section 6.5 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICA or other applicable Law, or otherwise. The provisions of this Section 6.5 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.5. The obligations of Merger Sub and the Surviving Company under this Section 6.5 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(g)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under any such policies.

Section 6.6      Notification of Certain Matters. Each of the Company and Merger Sub shall promptly notify the other in writing of:

(a)            any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)           any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Merger Sub, threatened against the Company or any of its Subsidiaries or Merger Sub and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.6(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.7      Available Cash.

(a)            The Company shall, and shall cause each Subsidiary to, manage cash, cash equivalents and working capital in the ordinary course of business consistent with past practice, including with respect to the timing of the collection of accounts receivable and the payment of accounts payable, and shall not make any material change to its cash management or working-capital policies, practices or procedures, and use its reasonable efforts to take, or cause to be taken, and cause each Subsidiary to take, such other actions as necessary to maintain the Available Cash of the Company.

(b)            Merger Sub shall cause the Chairwoman, solely in her capacity as the chairwoman and chief executive officer of the Company, not to take, authorize, direct or knowingly permit any action that would reasonably be expected to have a material adverse effect on the Company’s ability to maintain Available Cash of at least 130% of the Required Available Cash Amount.

Section 6.8      Further Action; Reasonable Best Efforts.

(a)            Upon the terms and subject to the conditions of this Agreement, from the date hereof until the earlier of the Closing and the termination of this Agreement, each of the Company and Merger Sub shall use its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate the Transactions, including the Merger, (ii) respond as promptly as practicable to, and resolve, all inquiries received from any Governmental Authority in connection with the Transactions and (iii) furnish to the other party such information and assistance as the other party may reasonably request in connection therewith. Neither the Company nor Merger Sub shall commit to or agree with any Governmental Authority to voluntarily delay or prevent the consummation of the Transactions unless the other party has consented in writing to such commitment or agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)            Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Merger Sub, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Merger and the Transactions.

Section 6.9      Participation in Litigation. Prior to the Effective Time, the Company shall (a) give prompt notice to Merger Sub of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) give Merger Sub the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Merger Sub’s prior written consent.

Section 6.10      Resignations. To the extent requested by Merger Sub in writing at least three (3) Business Days prior to Closing, the Company shall use reasonable best efforts to cause to be delivered to Merger Sub on the Closing Date duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Merger Sub, which shall include a waiver of any claims against any of the Company or any Subsidiary.

Section 6.11      Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Merger Sub. Merger Sub and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.12      Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Merger Sub and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Shares from NYSE and the deregistration of the Shares and Company Warrants under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13      Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

ARTICLE VII
CONDITIONS TO THE MERGER

Section 7.1      Conditions to the Obligations of Each Party. The obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions at or prior to the Closing Date:

(a)            Company Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, including the Merger, shall have been approved and adopted by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting in accordance with the CICA and the Company’s memorandum and articles of association, and such approval shall remain in full force and effect.

(b)            No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (an “Injunction”).

Section 7.2      Conditions to the Obligations of Merger Sub. The obligations of Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing Date:

(a)            Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.1 (Organization and Qualification), Section 3.3 (Capitalization), Section 3.4 (Authority Relative to This Agreement; Fairness), Section 3.9(a), Section 3.20 (Anti-Takeover Provisions) and Section 3.22 (Brokers), the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.4 (Authority Relative to This Agreement; Fairness), Section 3.20 (Anti-Takeover Provisions) and Section 3.22 (Brokers) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.3 (Capitalization) and Section 3.9(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)            Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)            Officer Certificate. The Company shall have delivered to Merger Sub a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.2(a) and Section 7.2(b).

(d)            Material Adverse Effect. Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)            Dissenting Shareholders. The holders of no more than eight percent (8%) of the Shares shall have validly served a written objection under Section 238(2) of the CICA.

Section 7.3      Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing Date:

(a)            Representations and Warranties. The representations and warranties of Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties of Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Merger Sub to consummate the Transactions.

(b)            Agreements and Covenants. Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)            Officer Certificate. Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Merger Sub, certifying as to the satisfaction of the conditions specified in Section 7.3(a) and Section 7.3(b).

Section 7.4      Frustration of Closing Conditions. Prior to the Termination Date, neither the Company nor Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1      Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the board of directors of the terminating party, notwithstanding any requisite approval of this Agreement and the Transactions by the shareholders of the Company, as follows:

(a)            by mutual written consent of Merger Sub and the Company duly authorized by the board of directors of Merger Sub and the Company Board upon and adopting the recommendation of the Special Committee;

(b)            by either Merger Sub or the Company (upon and following the approval of the Special Committee), if:

(i)            the Effective Time shall not have occurred on or before July 10, 2027 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the circumstances described in this Section 8.1(b)(i) are primarily caused by such party’s failure to comply with its obligations under this Agreement;

(ii)            any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Injunction; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party if the circumstances described in this Section 8.1(b)(ii) were primarily caused by such party’s failure to comply with its obligations under this Agreement; or

(iii)          if the Requisite Company Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

(c)            by written notice from the Company (upon and adopting the approval of the Special Committee):

(i)            if (x) there shall have been a breach of any representation, warranty, covenant or agreement on the part of Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and (y) such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Merger Sub or (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(ii)            if (x) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (y) Merger Sub fails to consummate the Merger within five (5) Business Days of the date on which the Closing should have occurred pursuant to Section 1.2 and (z) the Company has notified the Merger Sub in writing on or prior to the end of such five (5) Business Day period confirming that (A) it is ready, willing and able to consummate the Transactions, including the Merger, and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it waives any unsatisfied conditions set forth in Section 7.3; or

(iii)          prior to the receipt of the Requisite Company Vote, the Company Board made a Change in the Company Recommendation with respect to a Superior Proposal pursuant to Section 6.4(d) or with respect to an Intervening Event pursuant to Section 6.4(e); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c)(iii) unless the Company has (A) complied with the requirements of Section 6.4 with respect to such Change in the Company Recommendation in all material aspects and (B) complied with Section 8.3(b)(ii) and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.1(c)(iii).

(d)            by written notice from the Merger Sub:

(i)            if (x) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and (y) such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by Merger Sub to the Company or (B) the Termination Date; provided that Merger Sub shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(ii)            the Company Board or the Special Committee shall have effected a Change in the Company Recommendation.

Section 8.2      Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.11, Section 8.2, Section 8.3, Section 8.4 and Article IX shall survive any termination of this Agreement.

Section 8.3      Fees and Expenses.

(a)            Except as otherwise set forth in Section 8.3(e), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, financing sources and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Transactions.

(b)            The Company agrees that:

(i)            if Merger Sub shall terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii);

(ii)            if the Company shall terminate this Agreement pursuant to Section 8.1(c)(iii);

(iii)          if (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), Merger Sub or the Company terminate this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) (only to the extent the Transactions are not submitted for approval in the Shareholders Meeting), and (C) at any time prior to the date that is twelve (12) months after the date of such termination, (x) the Company enters into any letter of intent, agreement in principle, acquisition agreement or other agreement providing for a Competing Transaction, or (y) a Competing Transaction is consummated; provided, that for purposes of this Section 8.3(b)(ii), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”, then the Company shall pay or cause to be paid to Merger Sub promptly (but in any event no later than two (2) Business Days after the first of such events shall have occurred) a fee of US$2,000,000 (the “Company Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by Merger Sub.

(c)            Merger Sub agrees that if (i) the Company shall terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii) or (ii) this Agreement is terminated by the Company pursuant to Section 8.1(b)(iii) and, in the case of this clause (ii), (A) the Transactions were submitted for approval at the Shareholders Meeting but the Requisite Company Vote was not obtained and (B) such failure to obtain the Requisite Company Vote resulted from (x) Merger Sub’s breach of this Agreement or (y) the failure of any Continuing Shareholder to vote all Shares held directly or indirectly by such Continuing Shareholder in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, as required under the applicable Support Agreement), then Merger Sub shall pay or cause to be paid to the Company promptly (but in any event no later than two (2) Business Days after the date of such termination) a fee of US$6,000,000 (the “Merger Sub Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by the Company.

(d)            In the event that the Company shall fail to pay the Company Termination Fee, or Merger Sub shall fail to pay the Merger Sub Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Merger Sub, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3, together with interest on such unpaid Company Termination Fee or Merger Sub Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Merger Sub Termination Fee, as the case may be, became due, at the prime rate as published in The Wall Street Journal on such date plus 2.00% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)            In the event that (i) this Agreement is terminated by Merger Sub pursuant to Section 8.1(d) (except that with respect to Section 8.1(d)(ii), the Change in Recommendation also gives rise to the Company’s right to terminate this Agreement in accordance with Section 8.1(c)(iii)), in addition to any Company Termination Fee that may be payable pursuant to Section 8.3(b), the Company shall pay Merger Sub or its designees by wire transfer of same day funds, as promptly as possible (but in any event within five (5) Business Days) following the delivery by Merger Sub of an invoice therefor, all Expenses incurred by Merger Sub, the Consortium Members, the Guarantor and their respective affiliates in connection with the Transactions, up to a maximum amount equal to US$1,500,000.

(f)            In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii), in addition to any Merger Sub Termination Fee that may be payable pursuant to Section 8.3(c), Merger Sub shall pay the Company or its designees by wire transfer of same day funds, as promptly as possible (but in any event within five (5) Business Days) following the delivery to Merger Sub of an invoice therefor, all Expenses incurred by the Company and its affiliates in connection with the Transactions, up to a maximum amount equal to US$1,500,000.

(g)            Each party acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Merger Sub Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.3(b) or Section 8.3(c) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Merger Sub or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.3, the parties hereto would not have entered into this Agreement.

Section 8.4      Limitations on Liabilities.

(a)            Subject to Section 9.7 and the Limited Guarantee, in the event that Merger Sub fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement or otherwise fails to perform its obligations hereunder (other than for Fraud or willful breach), the Company’s right to terminate this Agreement and receive the Merger Sub Termination Fee pursuant to Section 8.3(c) and the costs and expenses pursuant to Section 8.3(d) and Section 8.3(f) and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, any of its Subsidiaries, any direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) against (A) Merger Sub, the Consortium Members, the Guarantor, the Continuing Shareholders and their respective affiliates, (B) any former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of Merger Sub or any Consortium Member, Guarantor or Continuing Shareholder or any their respective affiliates, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Merger Sub or any Consortium Member, Guarantor or Continuing Shareholder or any of their respective affiliates, or (D) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.4(a), collectively, the “Merger Sub Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement, any failure to perform hereunder or other failure of the Transactions to be consummated (in each case whether willfully, intentionally, unintentionally or otherwise, but excluding any Fraud or willful breach). For the avoidance of doubt, other than with respect to any Fraud or willful breach on the part of the Merger Sub or any member of the Merger Sub Group, neither Merger Sub nor any member of the Merger Sub Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Limited Guarantee) other than the payment of the Merger Sub Termination Fee pursuant to Section 8.3(c) and the costs and expenses pursuant to Section 8.3(d) and Section 8.3(f), and in no event shall any of the Company, the Subsidiaries, or any other member of the Company Group seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Merger Sub Group in connection with this Agreement or any of the Transactions (including the Limited Guarantee), other than (without duplication) from Merger Sub to the extent provided in Section 8.3(c), Section 8.3(d) and Section 8.3(f) or a Guarantor to the extent provided in the relevant Limited Guarantee.

(b)            Notwithstanding anything to the contrary in this Agreement, the Limited Guarantee or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (collectively, the “Transaction Documents”), the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Merger Sub Group collectively (excluding Fraud and willful breach) (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to (i) the Merger Sub Termination Fee, if any, due and owing to the Company pursuant to Section 8.3(c), plus (ii) the amounts, if any, due and owing under Section 8.3(d) and Section 8.3(f).

Section 8.5      Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective board of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.6      Waiver. At any time prior to the Effective Time, any party hereto may by action taken (i) with respect to Merger Sub, by or on behalf of its board of directors and (ii) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1      Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that this Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.5 and Section 6.12, Article VIII and this Article IX.

Section 9.2      Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

(a)            if to Merger Sub:

14F, No 98, Minquan Road

Xindian District, New Taipei City 231

Taiwan

Attention: Alice H. Chang

with a copy to:

Sullivan & Cromwell (Hong Kong) LLP

20th Floor, Alexandra House

18 Chater Road, Central, Hong Kong

Attention: Ching-Yang Lin

Email: linc@sullcrom.com

(b)            if to the Company:

Perfect Corp.

14F, No 98, Minquan Road

Xindian District, New Taipei City 231

Taiwan

Attention: Daniel Lee

(c)            if to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

James Chang, Esq.

DLA Piper UK LLP

20th Floor South Tower Beijing Kerry Center

No.1 Guanghua Road, Chaoyang District

Beijing 100020, PRC

Tel: (86) 10 8520 0608

Section 9.3      Certain Definitions.

(a)            For purposes of this Agreement:

“affiliate” of a specified person means (i) any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person and (ii) with respect to any natural person, the term “affiliate” shall also include any member of the immediate family of such natural person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise, provided that (x) Merger Sub and the Guarantor and their respective affiliates (excluding the Company and its Subsidiaries) shall not be deemed to be affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) the Guarantor and the Chairwoman Parties shall be deemed to be affiliates of Merger Sub.

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Applicable Anti-Bribery Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company or any of its Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, the Organization for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997, the U.S. Travel Act, any U.S. domestic or commercial bribery statute, the UK Bribery Act of 2010, as amended, and all other applicable anti-corruption and anti-bribery Laws.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis, net of issued but uncleared checks, in each case unrestricted and available free of any Lien immediately prior to and as of the Closing.

“AI Inputs” means any and all data, content, or materials of any nature (including text, numbers, images, photos, graphics, video, audio, or computer code) used to train, validate, test, improve, develop, implement or deploy any AI Technology.

“AI Technology” means any and all machine learning, deep learning and other artificial intelligence technologies, including statistical learning algorithms, models (including large language models), neural networks and other artificial technology tools or methodologies, all software implementations of any of the foregoing, and related hardware or equipment.

“beneficial owner”, “beneficially owned” or “beneficially owning”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, the Cayman Islands, Taipei or Hong Kong.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company De-SPAC Merger Agreement” means the Agreement and Plan of Merger, dated as of March 3, 2022, by and among the Company, Beauty Corp., Fashion Corp., and Provident Acquisition Corp., as amended by a First Amendment to Agreement and Plan of Merger as of September 16, 2022, by and among the same parties.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Merger Sub on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other contract between the Company or an affiliate and any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries.

“Company Employee Plan” means any “employee benefit plan,” as defined in Section 3(3) of the ERISA, whether or not subject to ERISA, and any other employee compensation and benefit contract, plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by the Company or any affiliate for the benefit of any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, or with respect to which the Company or any affiliate has or may have any liability or obligation.

“Company Earnout Shares” means (i) the 10,000,000 Shares that are issuable to selected person on the terms and subject to the conditions set forth in the Company De-SPAC Merger Agreement; and (ii) 1,175,624 Shares that are issuable to Provident Acquisition Holdings Ltd. on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

“Company Owned Intellectual Property” means any Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Intellectual Property” means Company Owned Intellectual Property and Company Licensed Intellectual Property.

“Company IT Assets” means any and all IT Assets owned, used or held for use, or purported to be owned, used or held for use, by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any Subsidiary), is or could reasonably be expected to (a) be materially adverse to the business, condition (financial or otherwise), assets, liabilities, or results of operations of the Company and the Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Transactions; provided, however, that the determination of whether a Company Material Adverse Effect shall have occurred under clause (a) above shall not include any fact, event, circumstance, change, condition, occurrence or effect occurring after the date hereof to the extent resulting from (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or epidemic-induced public health crises or other force majeure events, (ii) changes in Laws, IFRS or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, including changes in interest rates or foreign exchange rates, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) the announcement, pendency or consummation of the Transactions, or identity of any member of the Merger Sub Group, (vi) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written request, or with the written consent, of Merger Sub or required by this Agreement, (vii) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breach of fiduciary duties, violation of securities Laws or otherwise in connection with this Agreement or the Transactions, (viii) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person, or (ix) any Disclosed matters; except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry and geographic markets in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Personal Information” means any and all Personal Information that is Processed by or on behalf of the Company or is otherwise in the possession or control of the Company.

“Company Personnel” means any current or former employees, contractors, subcontractors, agents or other persons engaged by the Company or any Subsidiary in connection with their businesses.

“Company Software” means any Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Confidentiality Agreement” means the confidentiality agreement between the Company and Chairwoman Parties, as amended and restated from time to time.

“Continuing Shares” means, with respect to each Continuing Shareholder, (i) all Shares held by such Continuing Shareholder as of the date hereof as set forth opposite its name in the column titled “Continuing Shares” in Schedule A attached hereto, and (ii) any Shares that such Continuing Shareholder may acquire following the date hereof and prior to the Effective Time by means of purchase, dividend or distribution, issuance upon the exercise of any Company Options or Company Warrants, conversion of any convertible securities or otherwise.

“Continuing Shareholders” means the Chairwoman Parties and CIT.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Director Equity Incentive Plan” means the director equity incentive plan adopted by the Company Board on October 23, 2023.

“Disclosed” means (a) fairly disclosed, with sufficient details to identify the nature and scope of the matter disclosed, in or under the Company Disclosure Schedule, or (b) as disclosed in the Company SEC Reports filed and publicly available prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections and any other sections to the extent they are forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein).

“ERISA” means Employee Retirement Income Security Act of 1974, as amended.

“Excluded Shares” means any Shares owned by the Company or Subsidiary of the Company.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Fraud” means, with respect to any party, where the party is finally determined by a court of competent jurisdiction to have intentionally and knowingly committed actual fraud against another party (and not constructive fraud, negligent misrepresentation or omission fraud, promissory fraud, unfair dealings fraud or form of fraud premised on recklessness or negligence) with the specific intent to deceive and mislead that other party regarding the representations and warranties expressly made in this Agreement and the other party reasonably relied on such representation.

“Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Governmental Official” means an official, employee, or representative of any Governmental Authority or public international organization.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with IFRS, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means any and all intellectual property, industrial property or other proprietary rights of any kind in any jurisdiction throughout the world, including: (a) patents, patent applications and statutory invention registrations, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations, applications for registration and renewals thereof, together with all of the common law rights and goodwill associated therewith, (c) works of authorship (whether copyrightable or not), copyrights (including in Software), and registrations and applications for registration thereof, (d) confidential or proprietary information, including trade secrets, know-how, ideas, formulas, compositions, inventions, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, customer lists and technical data (collectively, “Trade Secrets”), (e) rights of privacy, publicity and endorsement, (f) internet domain names, URLs and web sites, and (g) all other intellectual property, industrial property or proprietary rights.

“International Trade Laws” means any of the following: (a) any laws, regulations, rules, or orders concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, (b) any laws, regulations, rules, or orders regarding economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. State Department, the United Nations, Canada, the European Union, or the United Kingdom, or (c) any laws, regulations, rules, or orders regarding anti-money laundering and/or know your customer requirements.

“IT Assets” means all technology devices, computers, Software, firmware, middleware, hardware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology assets, and all data stored in such assets or processed by such assets, and all associated documentation.

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.3(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Malicious Code” means any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that are designed or intended to allow, unauthorized access to, or disruption, impairment, disablement, or destruction of IT Assets or data.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software that is, or that contains or is derived in any manner (in whole or in part), from any Software that is distributed as free software, open source software, copyleft software, “freeware” or “shareware” or under similar licensing or distribution models, including software licensed pursuant to the GNU General Public License, GNU Lesser General Public License, Affero General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, the Common Development and Distribution License, and any variant or derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative (www.opensource.org).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Encumbrances” means (a) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing, or which are being contested in good faith and for which appropriate reserves have been established in accordance with IFRS, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon and (e) Liens imposed by applicable Law.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means any information that (i) alone or in combination with other information held by the Company or any of its Subsidiaries, could reasonably be used to identify a natural person, device, browser or household, such as name, address, email address, or telephone number, or (ii) is protected under any applicable Privacy Requirements.

“Privacy Requirements” means all (i) applicable Laws, (ii) contractual commitments of the Company and its Subsidiaries, (iii) statements or policies adopted by the Company and its Subsidiaries and (iv) industry and self-regulatory standards and codes of conduct to which the Company or any of its Subsidiaries is bound or purports to comply, in each case of clause (i) through (iv), relating to privacy, cybersecurity, data security.

“Processing” means the use, collection, receipt, processing, aggregation, storage, adaptation, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, destruction, or anonymization of any data, and any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

“Prohibited Person” means any person that is (a) located or resident in, or organized under the laws of any Sanctioned Jurisdiction, (b) included on, or affiliated with any person on, the United States Commerce Department’s Denied Parties List, Entity List, or Unverified List; the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, the Annex to Executive Order No. 13224, or any other sanctioned party list administered by OFAC; the Department of State’s Debarred List; UN Sanctions, or (c) a person with whom business transactions, including exports and re-exports, are restricted by International Trade Laws, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Required Available Cash Amount” means an aggregate amount not less than US$96,000,000.00.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar, or social media platform.

“Sanctioned Jurisdiction” means at any time, a country or territory that is the subject or target of comprehensive territorial sanctions (including, as of the date hereof, Cuba, Iran, North Korea, and the Crimea, Donetsk (DNR) and Luhansk (LNR) regions of Ukraine).

“Share Incentive Plans” means, collectively, the Stock Compensation Plan and the Director Equity Incentive Plan, and all amendments and modifications thereto. “Share Incentive Plan” means any one of the foregoing plans.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components, and all documentation relating to the foregoing items.

“Sponsor Letter Agreement” means the Sponsor Letter Agreement dated as of March 3, 2022, by and among the Company, Provident Acquisition Corp. and Provident Acquisition Holdings Ltd., as amended by a First Amendment to Sponsor Letter Agreement dated as of September 16, 2022, by and among the same parties.

“Stock Compensation Plan” means the stock compensation plan adopted by the Company Board on December 13, 2021.

“Subsidiary”, with respect to any person, means any other person controlled by such person, directly or indirectly, through one or more intermediaries.

“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules or amendments thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability (excluding any ordinary course agreement the principal purposes of which does not relate to Taxes).

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges.

“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Warrant Agreement” means that certain warrant agreement, dated June 8, 2021, by and between Provident Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by that certain assignment, assumption and amendment agreement, dated October 28, 2022, by and among Provident Acquisition Corp., the Company and Continental Stock Transfer & Trust Company.

(b)            The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.9(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.4(b)
Applicable Date	Section 3.6(f)
Bankruptcy and Equity Exception	Section 3.4(a)
Chairwoman	Recitals
Chairwoman Parties	Recitals
Chairwoman Support Agreement	Recitals
Change in the Company Recommendation	Section 6.4(b)
CICA	Recitals
CIT	Recitals
Class A Ordinary Shares	Section 2.1(a)
Class B Ordinary Shares	Section 2.1(a)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Board	Recitals
Company Group	Section 8.4(a)

Defined Term	Location of Definition
Company Licensed Intellectual Property	Section 3.12(d)
Company Recommendation	Section 3.4(b)
Company SEC Reports	Section 3.7(a)
Company Termination Fee	Section 8.3(b)
Competing Transaction	Section 6.4(j)
Competing Transaction Proposal	Section 6.4(a)
Company Warrant	Section 2.1(e)
Consortium Agreement	Recitals
Consortium Members	Recitals
CyberLink Support Agreement	Recitals
Damages	Section 6.5(c)
Dissenting Shareholders	Section 2.3(a)
Dissenting Shares	Section 2.3(a)
Effective Time	Section 1.3
Exchange Act	Section 3.5(b)
Exchange Fund	Section 2.4(a)
Expenses	Section 8.3(a)
Financial Advisor	Section 3.4(c)
FINRA	Section 3.5(b)
Guarantor	Recitals
IFRS	Section 3.7(b)
Indemnified Parties	Section 6.5(b)
Injunction	Section 7.1(b)
Intervening Event	Section 6.4(e)

Defined Term	Location of Definition
Law	Section 3.5(a)
Limited Guarantee	Recitals
Major Customer	Section 3.16
Major Supplier	Section 3.16
Material Company Permits	Section 3.6(a)
Material Contracts	Section 3.15(a)
Merger	Recitals
Merger Consideration	Section 2.4(a)
Merger Sub	Preamble
Merger Sub Group	Section 8.4(a)
Merger Sub Termination Fee	Section 8.3(c)
Notice of Superior Proposal	Section 6.4(d)(ii)A
Paying Agent	Section 2.4(a)
Per Share Merger Consideration	Section 2.1(a)
Plan of Merger	Section 1.3
Proxy Statement	Section 6.1(a)
Record Date	Section 6.2(a)
Representatives	Section 6.3(a)
Requisite Company Vote	Section 3.4(a)
Schedule 13E-3	Section 6.1(a)
SEC	Section 3.5(b)
Securities Act	Section 3.5(b)
Share Certificates	Section 2.4(b)
Shareholders Meeting	Section 6.2(a)

Defined Term	Location of Definition
Shares	Section 2.1(a)
Shortfall	Section 2.4(a)
Special Committee	Recitals
Subsidiary	Section 3.1(a)
Superior Proposal	Section 6.4(k)
Superior Proposal Notice Period	Section 6.4(d)(ii)A
Support Agreement	Recitals
Surviving Company	Recitals
Surviving Company Share	Section 2.1(c)
Takeover Statute	Section 3.20
Termination Date	Section 8.1(b)(i)
Transactions	Recitals
Transaction Documents	Section 8.4(b)
Uncertificated Shares	Section 2.4(b)

Section 9.4      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.5      Entire Agreement; Assignment. This Agreement (including the Annexes hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Merger Sub may assign all or any of its rights and obligations hereunder to any affiliate of Merger Sub, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.6      Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.5 and Section 8.4 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares, Company Warrants or Company Options, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7      Specific Performance. (a) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof. The parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Merger Sub, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.  Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.3, neither Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts.

Section 9.8      Governing Law; Dispute Resolution. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof or of any other jurisdiction that would subject such matter to the Laws of another jurisdiction. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares, the rights provided in Section 238 of the CICA, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. All Actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts.

Section 9.9      Waiver of Jury Trial. Each of the parties hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement and any of the agreements delivered in connection herewith or the Merger and other transactions contemplated hereby or thereby. Each of the parties hereto hereby certifies and acknowledges that (a) no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) it understands and has considered the implications of such waivers, (c) it makes such waivers voluntarily, and (d) it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.9.

Section 9.10      Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.11      Counterparts. This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

ProjectNY

By	/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Director

Perfect Corp.

By	/s/ Philip Tsao
	Name:	Philip Tsao
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

Annex A

Plan of Merger

THIS PLAN OF MERGER is made on [  ] 2026.

BETWEEN

(1)            ProjectNY, an exempted company incorporated under the laws of the Cayman Islands on 11 May 2026, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (“Merger Sub”); and

(2)            Perfect Corp., an exempted company incorporated under the laws of the Cayman Islands on 13 Feb 2015, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)            Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [ ] 2026 by and among Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)            This Plan of Merger is made in accordance with section 233 of the Companies Act.

(c)            Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.            The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.            The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall be “Perfect Corp.”.

REGISTERED OFFICE

3.            The registered office of the Company at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of Merger Sub at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Following the effectiveness of the Merger, the Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.            Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub was US$10,000,000.00 divided into 100,000,000 shares of US$0.10 par value per share, of which [100] shares have been issued.

5.            Immediately prior to the Effective Time the authorized share capital of the Company was US$82,000,000 divided into (ii) 700,000,000 Class A Ordinary Shares of a par value of US$0.10 each, (iii) 90,000,000 Class B Ordinary Shares of a par value of US$0.10 each and (iv) 30,000,000 shares of a par value of US$0.10 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with Article 5 of the articles of association of the Company.

6.            At the Effective Time, the authorized share capital of the Surviving Company shall be US$[10,000,000.00] divided into [100,000,000] ordinary shares of a par value of [US$0.10] each.

TERMS AND CONDITIONS OF THE MERGER

7.            At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)            Each Class A Ordinary Share and each Class B Ordinary Share, other than the Dissenting Shares, the Continuing Shares and the Excluded Shares, shall be cancelled and cease to exist in consideration for the right to receive the Per Share Merger Consideration, being US$[•] in cash per Share without interest.

(b)            Each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.3 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.3 of the Agreement.

(c)            Each Continuing Shareholder shall not have the right to receive the Per Share Merger Consideration in respect of its Continuing Shares and instead, each Continuing Share issued and outstanding immediately prior to the Effective Time shall not be cancelled and shall remain issued and outstanding and continue to exist without interruption as one validly issued, fully paid and non-assessable ordinary share, par value US$[0.10] per share, of the Surviving Company; such Surviving Company Shares shall constitute the only issued and outstanding share capital of the Surviving Company at the Effective Time, which shall be reflected in the register of members of the Surviving Company.

(d)            Each Excluded Share shall by virtue of the Merger and without any action on the part of its holder, be cancelled and cease to exist, without payment of any consideration or distribution therefor.

(e)            Each ordinary share, par value US$0.10 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, without payment of any consideration or distribution therefor.

8.            At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.            The Merger shall take effect on [ ] (the “Effective Time”).

PROPERTY

10.            At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.            The memorandum of association and articles of association of the Company shall be amended and restated by their deletion in their entirety and substitution in their place of the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger on the Effective Time.

DIRECTORS' BENEFITS

12.            There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.            The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[Alice H. Chang]	[4F., No. 65, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan]
[Jau-Hsiung Huang]	[4F, No. 65, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan]
[ ]	[ ]

SECURED CREDITORS

14.      (a)      Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)            The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.            This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

16.            At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with section 235(1) of the Companies Act, including to effect any changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

17.            This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

18.            This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

19.            This Plan of Merger may be executed and delivered (including by email of PDF or scanned versions or by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.            This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page to follow]

For and on behalf of ProjectNY:

Alice H. Chang
Director

For and on behalf of Perfect Corp.:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and the Amended and Restated
Articles of Association of the Surviving Company)

Schedule A

Continuing Shares

Continuing Shareholder	Class A Ordinary Shares	Class B Ordinary Shares
Ms. Alice H. Chang	597,256	973,744
GOLDEN EDGE CO., LTD.	-	10,622,620
DVDonet.com. Inc.	-	4,669,346
World Speed Company Limited	-	523,008
CyberLink International Technology Corp.	36,960,961	-

Sched A-1